June 05, 2015

VIA EDGAR CORRESPONDENCE

Mr. John Cash
Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7553

Re:     Kraton Performance Polymers, Inc.
Form 10-K for the year ended December 31, 2014
Filed February 25, 2015
File No. 1-34581

Dear Mr. Cash:

Set forth below is the response of Kraton Performance Polymers, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its letter dated May 26, 2015, with respect to the above referenced Form 10-K filed February 25, 2015 (“the 2014 10-K”).
For your convenience, we have also included the text of the Staff’s comment in bold, followed by the Company’s response.

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 35

Result of Operations, page 36

Income Tax Expense (benefit), page 38

1.
We note that your effective tax rate is substantially different than the U.S. Statutory tax rate of 35%. With reference to your reconciliation of United States statutory rates to the effective rates on page F-28, please revise future filings to expand your discussion to thoroughly address all items impacting your effective tax rates for each period, including foreign taxes and valuation allowances.

Response
In response to the Staff's comment, the Company will include in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2015 (the “2Q 2015 Form 10-Q”) and applicable future filings, an expanded discussion of significant items impacting the Company’s effective tax rates for each period.

Notes to the Consolidated Financial Statements

1. Description of Business, Basis of Presentation and Significant Accounting Policies

Basis of Presentation, page F-11

2.
Please more fully explain to us how you determined your joint venture in Kraton Formosa Polymers Corporation is a VIE and how you determined you are the primary beneficiary. Please tell us who holds the remaining 50% ownership interest, including what, if any, affiliation they or their owners have to you. Also, please revise future filings to provide all the disclosures required by ASC 810-10-50-8 and 50-14.

Response
In February 2013, we executed definitive agreements providing for a joint venture with Formosa Petrochemical Corporation (“FPCC”) to build, own and operate a 30 kiloton hydrogenated styrenic block copolymer (“HSBC”) plant at FPCC’s petrochemical site in Mailiao, Taiwan. The Company and FPCC are each 50% owners of the joint venture company, Kraton Formosa Polymers Corporation (“KFPC”), a Taiwan entity with each of the Company and FPCC having equal representation on the KFPC board of directors. FPCC and its owners have no other affiliations with the Company other than the KFPC joint venture.

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

In connection with the formation of the KFPC joint venture, the Company considered the guidance in ASC 810-10-15-14. Under the provisions of an offtake agreement with KFPC, the Company has exclusive rights to purchase all production from KFPC. Additionally, the agreement requires the Company to purchase a minimum of 80% of the plant production capacity each year at a defined fixed margin. This offtake agreement indicates that the Company will be the major (and likely the only) customer of KFPC’s production, thereby fulfilling the production needs of the Company. As a result, the Company has the power to direct certain production decisions, which is one of the significant activities affecting the economic performance of KFPC (ASC 810-10-15-14(b)(1)). Further, the Company (in its role as the primary customer) is protecting KFPC from potential losses through the terms of the offtake agreement (ASC 810-10-15-14(b)(2)). Finally, the Company’s fifty percent voting rights are disproportionally low compared to its obligation to absorb expected losses of KFPC as a result of the Company’s contractual obligations under the offtake agreement (ASC 810-10-15-14(c)).

The fact that the Company is the sole offtaker of the HSBC production from KFPC indicates that the underlying activities and operation of KFPC are being performed predominantly on behalf of the Company. As a result, the Company has the ability to make certain decisions about the operation of the plant, including production decisions regarding volume and product mix. Therefore, by virtue of its equity ownership and its role as the sole offtaker, the Company is deemed to have the power to direct the most significant activities of KFPC. As such, the Company has determined that the Company is the primary beneficiary of this variable interest entity; and therefore, the Company has consolidated KFPC in the Company’s financial statements and reflected FPCC’s fifty percent ownership as a noncontrolling interest.

In response to the Staff's comment, the Company will include in the 2Q Form 10-Q and applicable future filings, a more comprehensive discussion in the “Variable Interest Entity” footnote to the Company’s financial statements as follows:

“We hold a variable interest in a joint venture with Formosa Petrochemical Corporation (“FPCC”) to build, own and operate a 30 kiloton HSBC plant at FPCC’s petrochemical site in Mailiao, Taiwan. Kraton and FPCC are each 50% owners of the joint venture company, Kraton Formosa Polymers Corporation (“KFPC”). Under the provisions of an offtake agreement with KFPC, we have exclusive rights to purchase all production from KFPC. Additionally, the agreement requires us to purchase a minimum of eighty percent of the plant production capacity each year at a defined fixed margin. This offtake agreement represents a variable interest which provides us the power to direct the most significant activities of KFPC and exposes us to the economic variability of the joint venture. As such, we have determined that we are the primary beneficiary of this variable interest entity; and therefore, we have consolidated KFPC in our financial statements and reflected FPCC’s fifty percent ownership as a noncontrolling interest.”

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

10. Income Taxes, page F-27

3.
Your disclosure indicates that you expect to generate sufficient taxable income in future years that will allow utilization of the portion of net operating loss carryforwards for which no valuation allowance has been provided. Please quantify the amount of domestic and foreign net operating loss carryforwards for which no valuation allowance has been provided and explain to us how you determined that no allowance was necessary. Please refer to ASC Topic 740-10-30.

Response
As of December 31, 2014, the Company had $305.4 million of net operating loss carryforwards, comprised of $58.7 million and $246.7 million related to foreign jurisdictions and the United States, respectively. Of such net operating losses, $7.3 million relates to foreign tax jurisdictions for which no valuation allowance has been provided. A full valuation allowance has been provided for the remaining net operating loss carryforwards, including the portion for the United States.

Of the $7.3 million of net operating loss carryforwards for which no valuation allowance has been provided, $3.9 million relates to KFPC and $3.4 million relates to Kraton Polymers Japan Limited (“KPJ”). KFPC has generated pre-tax losses during the construction and start-up phase of KFPC’s 30 kiloton HSBC plant in Mailiao, Taiwan. The Company expects the plant to become operational in 2016 and begin generating sufficient taxable income to utilize the net operating loss carryforward related to KFPC before its expiration period. As of December 31, 2014, KPJ has a cumulative 3-year profit of $4.4 million. Based on historical profitability and our most recent forecast, we expect KPJ to continue generating sufficient taxable income to utilize the net operating loss carryforward before its expiration period.

16. Supplemental Guarantor Information, page F-39

4.
We note your disclosure that the guarantor subsidiaries are “wholly owned.” Please confirm that the guarantor subsidiaries are “100% owned” in accordance with Rule 3-10(f) of Regulation S-X and revise your disclosures in future filings accordingly.

Response
The 6.75% senior notes due March 1, 2019 (the “Senior Notes”) are guaranteed by:
(1) Kraton Performance Polymers, Inc., which is the parent company of Kraton Polymers LLC (the issuer of the Senior Notes), and
(2) Elastomers Holdings LLC, which is a 100% owned subsidiary of Kraton Polymers LLC.

In response to the Staff's comment, the Company will include in the 2Q 2015 Form 10-Q and applicable future filings, a clear distinction that the guarantor subsidiary (Elastomers Holdings LLC) is “100% owned” by Kraton Polymers LLC.

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com

5.
Please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.

Response
The Company confirms that it does not have any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan. Therefore, no such disclosure has been made or is anticipated to be made in any applicable future filings.

Please direct any comments or questions regarding this filing to the undersigned at (281) 504-4760.

*    *    *    *    *

Very truly yours,

/s/ Stephen E. Tremblay
Stephen E. Tremblay
Chief Financial Officer

cc:	James L. Simmons
Kraton Performance Polymers, Inc.
Timothy S. Taylor
Baker Botts L.L.P.
Johnathan S. Zoeller
KPMG LLP

Kraton Performance Polymers, Inc.
15710 John F Kennedy Blvd, Suite 300, Houston, Texas 77032
Phone: 281.504.4700 Fax: 281.504.4953 www.kraton.com